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                                                                    EXHIBIT 23.1


The Board of Directors
DaVita Inc.

We consent to the incorporation by reference in the registration statement No. 333-1620 on Form S-8 of Davita Inc. of our report dated June 22, 2001, relating to the statements of net assets available for benefits of the DaVita Inc. Retirement Savings Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000 and the related supplementary schedule, which report appears in the December 31, 2000 annual report on Form 11-K of the DaVita Inc. Retirement Savings Plan.

/s/ KPMG LLP


Seattle, Washington
June 29, 2001